SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2004
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Cuts the Cost of Desktop Conferencing for European Participants

Genesys LocalConnect Provides Local Dial-in Numbers, Tariffing and Support for European Desktop Conferences

Montpellier – France – January 29, 2004 – Genesys Conferencing, the world’s largest multimedia conferencing specialist1, today launched LocalConnect, a new service enabling participants to access Genesys Meeting Center accounts from 25 cities in Europe for the price of a local phone call. LocalConnect will enable users from these locations — based in 13 countries — to participate in conferences using a local telephone number, without incurring international call charges, in addition to receiving technical support in their local language.

The Genesys Meeting Center is a communication and collaboration platform combining audio, video and Web conferencing into a single interface. Simple point-and-click commands allow moderators to manage their conference calls on line, deliver high-impact PowerPoint presentations, virtually share any document or application in real time, take participants on guided Web tours, conduct real-time surveys and polls for immediate feedback, and record any meeting for playback later.

One European customer that stands to benefit from LocalConnect is the Copenhagen HIV Programme (CHIP), based at Hvidovre University Hospital in Copenhagen. CHIP coordinates international research trials and therapy programmes for a range of infectious diseases, including HIV. The programme uses Genesys Meeting Center to liaise with academics, researchers, caregivers and those affected by HIV from over 200 research centres across the globe on an ongoing basis.

“In many hospitals, there are restrictions as to who can make telephone calls abroad. Therefore, it is very important that our solution be able to initiate a call to the individual participants, regardless of geography. We are looking forward to using Genesys’ new LocalConnect Service in Europe so participants can make a local call instead of an international call to participate in the meetings,” said David Mollerup, Office Manager, Copenhagen HIV Programme.

LocalConnect complements an existing “toll-free” service already offered to US participants joining European Genesys Meeting Center conferences on dedicated 800 numbers. Jim Lysinger, Genesys Executive Vice President of Sales & Marketing, explained that the benefit of local dial-in numbers for international conference calls extends far beyond simple economics.

“For global organizations looking to create a genuine local presence, LocalConnect provides a seamless way for them to assume international call costs, which can represent a major barrier to participation. We are increasingly seeing Genesys Meeting Center used as a means to reach out to partners, customers and sales leads for which local dial-in numbers are absolutely essential,” said Lysinger.

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1 During 2002 (the last fully-audited year), Genesys Conferencing delivered 1.162 billion conference minutes, making it the third largest provider of audio and the largest provider of multimedia (audio, Web and video) conference services in the world.

For the conference organiser, LocalConnect is completely integrated with Genesys’ Multimedia Minute bundled pricing plan. The Multimedia Minute provides unlimited use of Genesys Meeting Center, on demand, with no subscription fees, minimum usage levels or seat licenses. Enterprises are simply charged a flat fee2 per minute, per user, for any combination of audio, Web or video conferencing services.

Lysinger went on to say that this transparent “per minute” pricing, coupled with the benefits of LocalConnect, would help promote the use of Web conferencing to a new range of users.

“LocalConnect will make desktop conferencing more accessible to a range of users, such as those working from home or travelling, who would previously be subject to international call charges. In addition, it will also reduce the cost and increase the return on investment associated with e-learning programmes, on-line training, sales pitches and seminars,” added Lysinger.

Genesys LocalConnect is available in the following countries: UK (London, Birmingham and Manchester), France (Paris, Lyon and Marseille), Germany (Frankfurt, Berlin, Dusseldorf, Hamburg, Munich and Stuttgart), Italy (Milan, Rome and Turin), Switzerland, (Geneva), Belgium (Brussels), Sweden (Stockholm), the Netherlands (Amsterdam), Spain (Barcelona and Madrid), Denmark (Copenhagen), Republic of Ireland (Dublin), Austria (Vienna), and Portugal (Lisbon).

About Genesys Conferencing

Genesys Conferencing is a global leader in integrated multimedia conferencing, providing a full range of practical and innovative real-time collaboration and conferencing services to over 18,000 clients worldwide. The largest conferencing specialist in the world, with an unmatched global presence, Genesys Conferencing has established its integrated multimedia technology in 20 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

Contacts at Genesys:

Tricia Heinrich
Global Public Relations, Denver
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

Geoffrey Riggs
European Public Relations, Montpellier
Phone: +33 4 99 13 25 52
geoffrey.riggs@genesys.com

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2 Actual pricing-per-minute rates are subject to local market and currency variations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 2, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer